

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2009

<u>Via U.S. Mail and Facsimile (918) 254-2988</u>

Mr. Ross Silvey
Chief Executive Officer
North American Energy Resources, Inc.
11005 Anderson Mill Road
Austin, TX 78750

> **Re: North American Energy Resources, Inc.**
> **Form 10-K for the Fiscal Year Ended April 30, 2009**
> **Filed August 7, 2009**
> **File No. 0-52522**

Dear Mr. Silvey:

We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

We remind you that, as Moore is no longer registered with the PCAOB, you may not include Moore's audit reports or consents in your filings with the Commission made on or after August 27, 2009. If Moore audited a year that you are required to include in your filings with the Commission, then you should engage a firm that is registered with the PCAOB to re-audit that year.

Sincerely,

/s/ Chris White

Chris White
Branch Chief